Exhibit 99.1

NEXA RESOURCES S.A. SETS A SHAREHOLDER MEETING

TO AUTHORIZE SHARE REPURCHASES

Luxembourg, July 31, 2018 — Nexa Resources S.A. (“Nexa” or the “Company”), in accordance with applicable law, announces that the Board of Directors of the Company (the “Board”) has decided to convene a general meeting of shareholders of the Company expected to be held on September 13, 2018 (the “Shareholder Meeting”) for the purpose of obtaining shareholder approval to authorize the Board to establish, from time to time, share buyback programs, pursuant to which the Company, directly or indirectly through its subsidiaries, may purchase, acquire, receive or hold and sell shares of the Company listed on the New York Stock Exchange or the Toronto Stock Exchange, through normal course open market transactions (the “share buyback authorization”). The record date of the relevant shareholders meeting is set for August 9, 2018 and its notice of meeting and proxy statements will be made available on August 10, 2018.

The proposed share buyback authorization is sought for a period of three years ending on September 12, 2021 for share repurchases of up to 6.5 million common shares of the Company (the “shares”), representing 4.875% of the current issued and outstanding shares. As of July 30, 2018, the Company had 133,320,513 shares issued and outstanding. During the three-year share buyback period contemplated by the share buyback authorization, the Board will be empowered to determine, within the limits set forth by the share buyback authorization and in accordance with applicable law, the timing and conditions, including amounts involved of share buybacks by establishing share buyback programs. The share buyback programs will depend on a variety of elements, including the Company’s business plans, financial performance and market conditions, and will be subject to applicable securities laws and stock exchange rules. There cannot be any assurance as to how many shares will ultimately be purchased under the share buyback authorization.

The Board believes that the proposed share buyback authorization constitutes an additional instrument for capital allocation and reflects its confidence in the fundamentals and long-term outlook of the Company, and provides additional flexibility to manage capital and generate value for shareholders. This proposed share buyback authorization and the potential repurchase programs derived from it will not change or interfere in the intention of the Company to maintain its distributions according to its current dividend policy and strategy. “We believe our operating cash flow and strong capital structure provide the ability to open new alternatives to create value to our Company and its shareholders. These repurchases will not impact our growth strategy, including our capital expenditure programs, our development of greenfield projects, and our ability to keep paying dividends to our shareholders as we have done since our initial public offering” said Tito Martins, Chief Executive Officer of Nexa Resources.

Shareholders of record at the close of business on August 9, 2018, the record date for the Shareholder Meeting, will be entitled to notice of and to vote in the Shareholder Meeting or any adjournment(s) or postponement(s) thereof. Further information regarding the proposed share buyback authorization will be set forth in a proxy statement to be made available to shareholders in advance of the Shareholder Meeting. The proposed share buyback authorization is subject to approval at the Shareholder Meeting in all respects.

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com